CUSIP NO. 880198106                                                                                                                                                                                                   Page 1 of 18

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TEMPLETON GLOBAL INCOME FUND

(Name of Issuer)

Shares of Beneficial Interest, Without par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Lori A. Weber

Assistant Secretary

Franklin Resources, Inc.

300 Southeast 2nd Street

Fort Lauderdale, FL, US 33301

800‑632‑2350

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

240.13d‑1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto)

CUSIP NO.  880198106                                                                       Page 2 of 18

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,370,496

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.2%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

      CUSIP NO. 880198106                                                                  Page 3 of 18

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             PF, AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             156,928 (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%  (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN

      CUSIP NO. 880198106                                                                Page 4 of 18

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 880198106                                                                                                                                                                                                                                       Page 5 of 18

Item 1. Security and Issuer

This statement relates to Shares of Beneficial Interest, without par value (the "Shares"), of Templeton Global Income Fund, a Delaware Statutory Trust (the "Issuer"). The Issuer’s principal executive office is located at 300 S.E. 2nd Street, Fort Lauderdale, FL 33301-1923.

      Item 2.  Identity and Background

(a), (f)  This Schedule 13D is being filed by Charles B. Johnson (“C. Johnson”), Rupert H. Johnson, Jr. (“R. Johnson, Jr.”), and Franklin Resources, Inc., a Delaware corporation (“FRI,” and together with C. Johnson and R. Johnson, Jr., the “Reporting Persons”).  C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and serves on the Board of Directors of Franklin Advisers, Inc., a California corporation that is the investment manager of the Issuer and a wholly-owned subsidiary of FRI (“FAV”). C. Johnson is an Executive Consultant to FRI.  C. Johnson and R. Johnson, Jr. are citizens of the United States.

(b)   The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906.  The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit A.

(c)  The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of FAV is to act as an investment adviser. The principal businesses of C. Johnson and R. Johnson, Jr. are listed on Exhibit A.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons have invested in the Issuer as follows:

• FRI has acquired a total of 5,370,496 of the Shares for an aggregate purchase price of $25,001,614.95.  FRI paid for such Shares from its working capital.

• C. Johnson has acquired a total of 156,928 of the Shares for an aggregate purchase price of $756,290.82.  C. Johnson acquired 31,928 Shares for his personal account and paid for such Shares from his personal funds.  The Johnson Family Trust, of which C. Johnson is a trustee, acquired 125,000 Shares and paid for such Shares from the trust’s funds.

• R. Johnson, Jr. does not own any Shares directly.

      Item 4.   Purpose of Transaction

C. Johnson acquired the Shares for investment and to support the re-election of certain incumbent members of the Issuer’s board of trustees (the “Incumbent Nominees”), who would be opposed by the Saba Nominees at any new shareholder meeting.  C. Johnson and the Issuer filed a lawsuit against Saba Capital Management and certain other persons and are parties to a motion for a preliminary injunction seeking to enjoin the putative results of the June 6, 2022 shareholder vote of the Issuer with respect to certain persons nominated for election to its board of trustees by Saba Capital Management (the “Saba Nominees”) and requiring the defendants in the case to distribute corrective disclosures to shareholders prior to a new shareholder meeting. FRI acquired Shares for investment and to support the Incumbent Nominees, who would be opposed by the Saba Nominees at any new shareholder meeting. FRI reserves the right to contact shareholders of the Issuer in connection with any such shareholder meeting or for other reasons. FRI currently intends to purchase additional Shares of the Issuer to support the Incumbent Nominees and to vote all shares that it is entitled to vote in favor of the Incumbent Nominees at any such shareholder meeting.

Except as described above, none of the investment management subsidiaries of FRI, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

      Item 5.    Interest in Securities of the Issuer

(a-b) The investment adviser to the Issuer is FAV. FAV is a wholly-owned subsidiary of FRI. C. Johnson and the Johnson Family Trust may be deemed to beneficially own the Shares reported herein for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), in C. Johnson's capacity as Executive Consultant to FRI and Trustee of the Johnson Family Trust. CUSIP NO. 880198106                                                              Page 6 of 18

C. Johnson and R. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  The Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by FRI.  The Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein, except as reported herein.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares, except as reported herein.

FRI and the Principal Shareholders believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.  FRI did not acquire more than 5% of the Issuer’s outstanding Shares until September 2, 2022.  However, the Reporting Persons have reported the date of the event giving rise to the obligation to file this Schedule 13D as August 31, 2022, on a precautionary basis, because on that date they in the aggregate beneficially owned more than 5% of the Issuer’s outstanding Shares.

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                            5,370,496

      Charles B. Johnson1:                                                                   156,928

      Rupert H. Johnson, Jr.:                                                                      0

(ii)  Shared power to vote or to direct the vote of the Shares:                                    0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                           5,370,496

      Charles B. Johnson1:                                                                  156,928

      Rupert H. Johnson, Jr.:                                                                     0

(iv)  Shared power to dispose or to direct the disposition of the Shares:                         0

      (c)    Other than as listed in Exhibit B, none of the reporting persons have effected any transactions in the Shares, Warrants or Notes during the past sixty days.

      (d)    Not Applicable

      (e)    Not Applicable

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of

      the Issuer.

FRI is party to a Securities Purchase and Sale Agreement (the “Purchase Agreement”) with ICON Advisers, Inc., a Colorado corporation (“ICON”), pursuant to which FRI purchased 1,769,865 Shares (the “ICON Shares”).  Pursuant to the Purchase Agreement, ICON appointed FRI as ICON’s attorney and proxy with full authorization and power to vote (or abstain from voting) the ICON Shares that ICON is or may be entitled to vote as of any record date designated, set or established as a date prior to the date the ICON Shares were delivered to FRI for the Issuer’s 2022 annual meeting of shareholders, as such meeting may be set, held, adjourned or reconvened pursuant to court order, by the Fund or otherwise.

 1  Includes 125,000 Shares held by the Johnson Family Trust.

CUSIP NO.  880198106                                                                       Page 7 of 18

      Item 7.    Material to be Filed as Exhibits.

      Exhibit A:  Joint Filing Agreement

      Exhibit B:  Principal Executive Officers and Directors of FRI

      Exhibit C:  Transactions in the Past 60 Days

      Exhibit D:   Limited Powers of Attorney for Section 13 Reporting Obligations

      Exhibit E:   Security Purchase and Sale Agreement entered into by and between FRI and ICON Advisers, Inc., a Colorado corporation

                                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: September 12, 2022

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Lori A. Weber

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

CUSIP NO.  880198106                                                                                                                                                                                                Page 8 of 18

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on September 12, 2022.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By: /s/LORI A. WEBER

   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

   Lori A. Weber

   Assistant Secretary of Franklin Resources, Inc.

   Attorney‑in‑Fact for Charles B. Johnson

   Attorney‑in‑Fact for Rupert H. Johnson, Jr.

CUSIP NO.  880198106                                                                      Page 9 of 18

                                EXHIBIT B

    PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President, Chief Financial Officer, and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Executive Vice President and General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jed A. Plafker	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Vice President, Technology and Operations, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Global Advisory Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Chief Accounting Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Vice President and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  880198106                                                                      Page 10 of 18

	Principal Occupation	Residence or Business Address
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, Liberty Media Acquisition Corporation and Warner Bros. Discovery, Inc	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration,

     distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

CUSIP NO.  880198106                                                                     Page 11 of 18

                                    EXHIBIT C

                           TRANSACTIONS IN THE PAST 60 DAYS

Franklin Resources, Inc. made the following purchases of Shares of Beneficial Interest on the dates indicated in public transactions on the NYSE.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)

7/1/2022	2,200	4.3795
7/1/2022	54,700	4.4572
7/5/2022	36,266	4.5105
7/6/2022	42,746	4.4825
7/7/2022	41,926	4.4278
7/8/2022	37,163	4.4184
7/11/2022	56,123	4.3185
7/12/2022	55,953	4.3348
7/13/2022	54,595	4.3736
7/14/2022	56,500	4.4313
7/15/2022	56,500	4.3489
7/18/2022	121,568	4.4009
7/19/2022	115,154	4.3792
7/20/2022	108,467	4.4268
7/21/2022	57,887	4.4428
7/22/2022	113,726	4.4634
7/25/2022	79,523	4.4036
7/26/2022	124,934	4.3673
7/27/2022	127,186	4.3958
7/28/2022	89,977	4.4627
7/29/2022	88,884	4.5912
8/1/2022	98,239	4.6864
8/2/2022	107,311	4.6938
8/4/2022	1,769,865*	4.7700
8/5/2022	125,673	4.7582
8/8/2022	122,883	4.7495
8/9/2022	4,357	4.7360
8/9/2022	68,200	4.7360
8/10/2022	89,536	4.8132
8/11/2022	128,398	4.8447
8/12/2022	23,986	4.8053
8/15/2022	60,084	4.7995
8/16/2022	49,355	4.7907
8/17/2022	82,516	4.7609
8/18/2022	83,345	4.7228
8/19/2022	82,931	4.6437
8/22/2022	71,931	4.5972
8/23/2022	74,898	4.6176
8/24/2022	74,710	4.6985
8/25/2022	82,067	4.7099
8/26/2022	63,577	4.7038
8/29/2022	74,435	4.6732
8/30/2022	75,695	4.6507
8/31/2022	75,286	4.6512
9/1/2022	76,800	4.6438
9/2/2022	58,900	4.6442
9/6/2022	67,752	4.5869
9/7/2022	71,230	4.5591
9/8/2022	58,211	4.5495
9/9/2022	26,347	4.5598

*Franklin Resources, Inc. acquired the economic and voting rights in 1,769,865 Shares of Beneficial Interest from a third party in a private transaction at 100% of the Fund's NAV as of August 3, 2022.

CUSIP NO.  880198106                                                                                                                                                                                                                            Page 12 of 18

EXHIBIT D

 LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                        /s/CHARLES B. JOHNSON

                                                                                                                                                                        Signature

                                                                                                                                                                        Charles B. Johnson

                                                                                                                                                                         Print Name CUSIP NO.   880198106                                                                                                                                                                                                                       Page 13 of 18

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

      Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                /s/RUPERT H. JOHNSON, JR.

                                                                                                                                                                Signature

                                                                                                                                                                Rupert H. Johnson, Jr.

                                                                                                                                                                Print Name

CUSIP NO.   880198106                                                                                                                                                                                                                                    Page 14 of 18

                                                                                                                                    EXHIBIT E

SECURITY PURCHASE AND SALE AGREEMENT

This Security Purchase and Sale Agreement (the "Agreement") is entered into by and between Franklin Resources, Inc., a Delaware corporation ("Franklin"), and ICON Advisers, Inc., a Colorado corporation ("ICON"), as of the date set forth below (the "Effective Date").

WHEREAS, ICON holds 1,769,865 shares of beneficial interest (the "Shares") of Templeton Global Income Fund ("Fund"); and

WHEREAS, ICON wishes to sell and Franklin wishes to purchase the Shares in an off-exchange transaction in accordance with the te1ms and conditions of this Agreement; and

WHEREAS, in connection with the sale of Shares by ICON to Franklin, ICON is willing to issue to Franklin an irrevocable proxy to vote the Shares in connection with any record date ("Record Date") that is designated, set or established as a date prior to the Delivery Date (as defined below) for the Fund's 2022 annual meeting of shareholders, as such meeting may be set, held, adjourned or reconvened pursuant to court order, by the Fund, or otherwise (the "Meeting").

NOW, THEREFORE, in consideration of the mutual covenants stated below, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Purchase and Sale of Shares. ICON agrees to sell, and Franklin agrees to purchase, the Shares for an amount per Share (the "Purchase Price") equal to the at the net asset value per share calculated as of the market close on Wednesday, August 3, 2022.

2.   Delivery of Purchase Price Amount. Franklin agrees to wire (or cause to be wired) the amount of the Purchase Price to Icon within two (2) business days of the Effective Date (the "Pavment Date") to the ICON account specified in Schedule A.

3.   Delivery of Shares. Subject to and conditioned upon timely receipt by ICON of the Purchase Price amount in accordance with Section 2 above, ICON shall deliver (or caused to be delivered) the Shares no later than one (1) business day after receipt of the Purchase Price (the "Delivery Date") to the Franklin Account specified in Schedule B.

4.   Representations and Warranties.

a.   Each party to this Agreement represents and warrants to the other that:

1. this Agreement is duly authorized and, when executed and delivered, shall constitute the legal, valid and binding obligation of each party, enforceable in accordance with its terms;

11. to the knowledge of each party hereto, upon and after reasonable investigation, the transactions contemplated by this Agreement will not violate any law, regulation (including regulations of any applicable stock exchange), contract or agreement to which such party may be subject.

CUSIP NO.   880198106                                                                                                                                                                                                                             Page 15 of 18

b.  ICON represents and warrants to Franklin that the Shares will be delivered to Franklin with good and unencumbered title, free and clear of all liens, restrictions, charges, encumbrances, security interests or other impediments, and not be subject to any adverse claims.

5.  Irrevocable Proxy. Upon and as of the Effective Date, and subject to and conditioned upon timely receipt by ICON of the Purchase Price amount in accordance with Section 2 above:

a.  ICON agrees to and hereby does irrevocably appoint Franklin as its attorney and proxy with full authorization and power to vote (or abstain from voting) the Shares beneficially and/or legally owned by ICON that ICON is or may be entitled to vote as of a Record Date for the Meeting.

b.  ICON represents it has all the necessary legal power and authority to vote, and to appoint an attorney and proxy to vote, all such Shares as contemplated herein.

c.  In the event applicable law prevents the assignment of the irrevocable power of attorney and proxy, or deems such power of attorney and proxy to expire due to the passage of time, ICON hereby agrees to execute and deliver such additional documentation that is reasonably satisfactory to Franklin as may be necessary to permit Franklin to serve as its attorney and proxy for the purposes described in this Agreement, including, without limitation, obtaining and delivering to Franklin a legal proxy as of a Record Date for the Meeting with respect to the Shares.

d.   Franklin, as attorney and proxy for ICON under this irrevocable proxy: (i) is hereby given full power of substitution and revocation; (ii) may act through such agents, nominees or substitute attorneys as it may from time to time appoint; and (iii) may provide voting instructions to such agents, nominees or substitute attorneys in any lawful manner deemed appropriate by it, including in writing, by telephone, facsimile, electronically (including through the Internet) or otherwise. The powers of attorney and proxy shall include (without limiting the general powers hereunder) the power to receive and waive any notice of any Meeting on behalf of ICON.

e.   This irrevocable proxy supersedes and replaces any and all previous Proxies related to the Shares. This irrevocable proxy shall continue in full force and effect on an ongoing basis until the final conclusion of the Meeting.

6.   Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

7.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

8.   Notices. All notices and other communications required hereunder shall be given or made in writing and shall be delivered personally, or sent by express delivery or registered or certified mail, postage prepaid, return receipt requested, along with a copy transmitted by e-mail, to the party or parties to whom they are directed at the following addresses, or at such other addresses as may be designated by notice from such party to all other parties. Any notice, demand or

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CUSIP NO.   880198106                                                                     Page 16 of 18

other communication given in a manner prescribed in this Section shall be deemed to have been delivered on receipt.

Mark Constant, SVP-Treasurer; 650-312-2022; mark.constant@franklintempleton.com

Skip Stallings, VP-Corporate Treasury; 650-312-4820; skip.stallings@franklintempleton.com

Dave Lewis, SVP, Head of Global Equity Group Trading; 954-847-2496; david.lewis@franklintempleton.com

[ICON CONTACT INFORMATION]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the Effective Date by their duly authorized officer.

EFFECTIVE DATE:             August 4, 2022

FRANKLIN RESOURCES, INC.,

By:              /s/MARK CONSTANT

Print Name:      Mark Constant

Title:           Vice President and Treasurer ICON ADVISERS, INC.

By:              /s/BRIAN T. CALLAHAN

Print Name:     Brian T Callahan

Title:          President and CCO

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        CUSIP NO.   880198106                                                                     Page 17 of 18

SCHEDULE A

[INSERT ICON WIRE INSTRUCTIONS]

N/A as settlement is expected to be made through a Broker

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         CUSIP NO.   880198106                                                                     Page 18 of 18

SCHEDULE B

Franklin Resources, Inc.

All DTC Eligible Securities:

JPMorgan Chase Agent Bank#: 25787

Institutional ID: 00072018

DTC Participant Account No. 0902 Reference Account #: P09083

Reference Account Name: Franklin Resources, Inc.

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